Exhibit 99.5

SHANGHAI PUDONG DEVELOPMENT BANK CO., LTD.

Date: 11/17/ 2016

STRICTLY PRIVATE AND CONFIDENTIAL

Beams Power Investment Limited

(the "Borrower" or "you")

Dongluyuan 103, Tongzhou District, Beijing, PRC

Attention: Ms. MENG Xiuqing

Project Beams

Commitment Letter

Dear Sirs,

You have advised us that Beams Power Merger Sub Limited (the "Mergerco"), a company incorporated in Delaware, the US, which is 100% owned by the Borrower, intends to merge (the "Merger") with and into Synutra International, Inc., a company incorporated in Delaware, the US and listed on the NASDAQ Global Select Stock Market (the "Target"), pursuant to an agreement and plan of merger (the "Merger Agreement") to be entered into between you, the Mergerco and the Target.

In connection with the Merger, you have further advised us that you intend to obtain a term loan facility of up to US$150 million (the "Facility"). The Facility will be granted to the Borrower (a company incorporated in the British Virgin Islands which is wholly-owned by Ms. MENG Xiuqing (孟秀清)), for the purpose of financing the Merger. Following the consummation of the Merger, the Target will be the surviving entity and a wholly-owned subsidiary of the Borrower.

1.	OFFER

Shanghai Pudong Development Bank Co., Ltd (the "Lender") is pleased to offer to provide 100% of the Facility on the terms and conditions set out below and in the summary of terms and conditions enclosed to the annexure hereto (the "Term Sheet", together with this letter, the "Commitment Letter"). Unless the context requires otherwise, capitalized terms used but not defined in this letter shall have the meanings given to them in the Term Sheet.

2.	CONDITIONS

The offer of the Lender to lend the Facility is subject to the satisfaction of the following conditions:

(a)	the compliance by the Borrower in all material respects with all the terms of this Commitment Letter;

(b)	each of the representations and warranties made by the Borrower in this Commitment Letter being correct in all material respects;

(c)	the preparation, execution and delivery of the following (collectively, the "Finance Documents" and each or any of them a "Finance Document") by the Borrower and all other persons providing guarantee, security or surety in respect of the obligations of the Borrower under the Facility (collectively, the "Obligors" and each or any of them an "Obligor"):

(i)	subject to the terms under the heading "Documentation" set forth in the Term Sheet, a facility agreement incorporating the terms and conditions set forth in the Term Sheet or otherwise agreed between the Lender and the Borrower (the "Facility Agreement"); and

(ii)	the security documents and other facility documentation in respect of the Facility in each case required to be executed and delivered pursuant to the Term Sheet and the Facility Agreement; and

(d)	it not being unlawful for the Lender to fund, make available and maintain the Facility and perform its obligations under the Finance Documents,

and upon satisfaction or waiver by the Lender of such conditions precedents to the first utilisation under the Facility Agreement.

3.	EXCLUSIVITY

During the period from the date of this letter to the date on which a drawdown or utilisation is made under the Facility, the Borrower shall not and shall ensure none of its Affiliates shall announce, enter into discussions to raise, raise or attempt to raise any other finance for the purpose of the Merger (including, but not limited to, any bilateral or syndicated facility, bond or note issuance or private placement or any equity financing) other than the Facility without the prior written consent of the Lender.

4.	CERTAIN FUNDS

(a)	The Lender's commitments in respect of the Facility are made on a certain funds basis as set out in the Term Sheet. Accordingly, and notwithstanding anything to the contrary herein or in any Finance Document, the only conditions precedent to the availability and initial funding of the Facility are as expressly set out in Clause 2 of this letter and the section headed" Certain Funds" and Annex I (Conditions Precedent) in the Term Sheet.

(b)	The Lender confirms that:

(i)	its commitments in respect of the Facility have been approved by its credit committees and all other relevant internal bodies of it required to provide such commitments, and it confirms that it has completed all due diligence required by it;

(ii)	it has completed all internal approval processes and received all final internal approvals required to execute this Commitment Letter and provide its commitments;

(iii)	(based on the laws and regulations applicable as at the date of this letter) it has completed and is satisfied with the results of all client identification procedures that it is required to carry out in connection with making the Facility available in connection with the Merger in compliance with all applicable laws, regulations and internal requirements (including but not limited to all applicable money laundering rules and all "know your customer" requirements); and

(iv)	the draft of the Merger Agreement (as at the date of this letter) has been delivered to the Lender, and in the form so delivered is (and subject to it remaining in substantially the same form, or with such supplements or other modifications (which in the aggregate, do not materially and adversely affect the interests of the Lender), when delivered in final form, will be) acceptable to us for the purposes of satisfying any of the conditions precedent in the Term Sheet relating to such document.

(c)	On or before the closing date of the Merger, if it becomes unlawful in any applicable jurisdiction for the Lender to perform any of its obligations as contemplated by the Finance Documents or to fund or maintain the Facility, the Lender shall:

(i)	promptly notify the Borrower upon becoming aware of the event; and

(ii)	in consultation with the Borrower, take all reasonable steps to mitigate any circumstances which arise and which would result in its obligations under the Finance Documents or its commitment to fund the Facility not being available, provided that:

(aa)	the Borrower shall promptly indemnify the Lender for all costs and expenses reasonably and property incurred by the Lender as a result of steps taken by it pursuant to this paragraph (ii); and

(bb)	the Lender is not obliged to take any such steps if, in the opinion of the Lender (acting reasonably), to do so might be materially prejudicial to it.

5.	FEES, COSTS, EXPENSES AND PAYMENTS

(a)	All fees in relation to the Facility shall be paid as set out in the Term Sheet and the Finance Documents or as agreed between the Borrower and the Lender.

(b)	The Borrower shall promptly on demand pay to the Lender the amount of all out-of-pocket costs and expenses (including legal fees) reasonably incurred and properly documented by the Lender in connection with the negotiation, preparation, printing and execution of the Finance Documents and this Commitment Letter.

(c)	All payments to be made under this Commitment Letter:

(i)	shall be paid in the currency of invoice and in immediately available, freely transferable cleared funds to such account(s) with such bank (s) as the Lender notifies the Borrower;

(ii)	shall be paid without any deduction or withholding for or on account of tax ( a "Tax Deduction")unless a Tax Deduction is required by law. If a Tax Deduction is required by law to be made ,the amount of the payment due shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required; and

(iii)	are exclusive of any value added tax or any tax of similar nature ("Indirect Tax"). If Indirect Tax is chargeable, the Borrower shall also and at the same time pay to the recipient of the relevant payment an amount equal to the amount of the Indirect Tax.

6.	INFORMATION

(a)	The Borrower represents and warrants that:

(i)	any factual information (other than any projections, budgets or estimates) provided to the Lender in connection with the Facility, the Borrower and its Affiliates, the Mergerco and the Target by or on behalf of the Borrower and its Affiliates (the

"Information"), when taken as a whole, is (insofar as it relates to any of its Affiliates, the Mergerco or the Target, to the Borrower's knowledge after due inquiry) true and accurate in all material respects as at the date it is provided or as at the date (if any) at which it is stated;

(ii)	nothing has occurred or been omitted and no information has been given or withheld that results in the Information being untrue or misleading in any material respect; and

(iii)	any financial projections, budgets or estimates contained in the Information have been prepared in good faith on the basis of recent historical information and on the basis of reasonable assumptions believed by the Borrower in good faith to be reasonable at the time such projections are furnished (it being recognized by the Lender that such projections are not to be viewed as facts and are subject to significant uncertainties and contingencies many of which are beyond the Borrower's control, that no assurance can be given that any particular financial projections will be realized, that actual results may differ from projected results and that such differences may be material).

(b)	The representations and warranties set out in paragraph 6(a) above are deemed to be made by the Borrower (i) on the date of this letter and (ii) (to the extent that they relate to any Information provided on or after the date of this letter) on each date on which such Information is provided, in each case, until the date the Finance Documents are signed.

(c)	The Borrowers shall immediately notify the Lender in writing if any representation and warranty set out in paragraph 6(a) above is incorrect or misleading and agrees to supplement the Information promptly from time to time to ensure that each such representation and warranty, as supplemented, is correct in any material respect when made.

(d)	The Borrower acknowledges that the Lender will be relying on the Information without carrying out any independent verification.

7.	INDEMNITY

(a)	Whether or not the relevant Finance Documents are signed, the Borrower shall within 5 Business Days of demand indemnify each Indemnified Person against any cost, expense, loss or liability (including without limitation legal fees) incurred by or awarded against that Indemnified Person in each case arising out of or in connection with any action, claim, investigation or proceeding commenced (including, without limitation, any action, claim, investigation or proceeding to preserve or enforce rights) in relation to:

(i)	the use of the proceeds of the Facility;

(ii)	this Commitment Letter or any Finance Document; and/or

(iii)	the provision of the Facility.

The term "Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in Beijing , the British Virgin Islands, Hong Kong , Delaware and New York.

(b)	The Borrower will not be liable under paragraph 7(a) above for any cost, expense, loss or liability (including without limitation legal fees) incurred by or awarded against an Indemnified Person if that cost, expense , loss or liability directly results from (i) any wilful breach by that Indemnified Person of this letter or any Finance Document, (ii) any gross negligence or wilful misconduct of that Indemnified Person, (iii) any wilful breach of that

Indemnified Person of any applicable law, or (iv) claims of an Indemnified Person solely against one or more other Indemnified Persons and not arising out of any act or omission by the Borrower or any of its Affiliates.

(c)	For the purposes of this paragraph 7, "Indemnified Person" means the Lender and any of its Affiliates and each of their directors, officers, employees and its appointed agents.

(d)	The Borrower agrees that no Indemnified Person shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Obligors or any of their Affiliates or any of their directors, officers, employees or agents for or in connection with anything referred to in paragraph 7(a) above except for any such cost, expense, loss or liability incurred by the Obligors that results from (i) any wilful breach by that Indemnified Person of this letter or any Finance Document (ii) gross negligence or wilful misconduct of that Indemnified Person, or (iii) any wilful breach of that Indemnified Person of any applicable law.

(e)	Each Indemnified Person shall, to the extent legally permissible and reasonably practicable and (in the determination of such Indemnified Person) not prejudicial to the interests of such Indemnified Person, consult with the Borrower in connection with the conduct of any defence in connection with any action, claim, suit, proceeding or investigation against such Indemnified Person in respect of which such Indemnified Person seeks indemnification under paragraph 7(a) above.

(f)	On the date on which the Facility Agreement becomes effective, the Borrower's obligations under this paragraph 7 shall terminate and be superseded by the relevant terms of the Facility Agreement and this paragraph 7 shall cease to have effect, (in each case) to the extent that equivalent indemnities are given by the Borrower under the Facility Agreement and provided that nothing shall prejudice any accrued rights and/or claims under this paragraph 7 at the time when this paragraph 7 is so terminated or superseded.

(g)	The Borrower represents and warrants that, for each of the Obligors:

(i)	it is acting for its own account and it has made its own independent decisions to enter into the transaction contemplated in this letter (the "Transaction") and as to whether the Transaction is appropriate or proper for it based upon its own judgement and upon advice from such advisers as it has deemed necessary;

(ii)	it is not relying on any communication (written or oral) from the Lender and its Affiliates as investment advice or as a recommendation to enter into the Transaction, it being understood that information and explanations related to the terms and conditions of the Transaction shall not be considered investment advice or a recommendation to enter into the Transaction. No communication (written or oral) received from the Lender and its Affiliates shall be deemed to be an assurance or guarantee as to the expected results of the Transaction;

(iii)	it is capable of assessing the merits of and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction. It is also capable of assuming, and assumes, the risks of the Transaction; and

(iv)	none of the Lender and its Affiliates is acting as a fiduciary for or as an adviser to the Obligors in connection with the Transaction.

8.	CONFIDENTIALITY

(a)	The parties acknowledge that this letter is confidential and any party shall not (and shall ensure that none of its Affiliates will),without the prior written consent of the other party, disclose this letter or any of its contents in whole or in part to any person, other than:

(i)	to its officers, directors, employees, agents and professional advisors for the purpose of the Facility and the Merger who have been made aware of and agree to be bound by the obligations under this paragraph 8 (a) and are in any event subject to confidentiality obligations as a matter of law or professional practice;

(ii)	to the Target, the Mergerco and the current direct or indirect owners and management of the Target, the Mergerco or any of their Affiliates and their respective officers, directors, employees, investors and advisors or any of their Affiliates on a "need to know" and confidential basis for purposes of the Merger;

(iii)	as required by law, regulation, governmental or regulatory authority, court and administrative authority (including but not limited to any applicable stock exchange and the United States Securities and Exchange Commission) or if required in connection with any legal, regulatory, administrative or arbitration proceedings or investigation;

(iv)	in connection with the establishment of any due diligence defense; or

(v)	in connection with any preservation or enforcement of rights under any Finance Documents.

(b)	No announcements regarding the Facility or any roles as lender or otherwise shall be made without the prior written consent of the Lender and the Borrower, except as required by law, regulation, governmental or regulatory authority, court and administrative authority (including but not limited to any applicable stock exchange and the United States Securities and Exchange Commission).

(c)	Notwithstanding anything to the contrary in any Finance Document, on the date the Facility Agreement becomes effective, the obligations of the parties under this paragraph 8 shall automatically terminate and be superseded by the terms of the Facility Agreement.

9.	TERMINATION

(a)	If the Borrower does not accept the offer made by the Lender in this letter before 5:00 pm Hong Kong time on the 3rd Business Day after the date on which the Lender issues this letter to the Borrower, such offer shall terminate on that date.

(b)	The Lender may terminate its obligations under this letter with immediate effect by notifying the Borrower if:

(i)	the conditions set out in sub-paragraphs (a), (b) and (d) of paragraph 2 (Conditions) is not satisfied;

(ii)	the Borrower is abandoning the Merger;

(iii)	the Merger is finally rejected; or

(iv)	the Merger Agreement is terminated in accordance with its terms or ceases to be in full force and effect.

(c)	Notwithstanding the foregoing, the Lender's obligations to make available the Facility under this letter and the Finance Documents shall cease with immediate effect if for whatsoever reasons the Borrower fails to make the first utilisation within twelve (12) months from the date of this letter.

10.	GOVERNING LAW AND JURISDICTION

This letter is governed by and construed in accordance with the laws of Hong Kong. Each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the Hong Kong courts.

11.	MISCELLANEOUS

(a)	A person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Ordinance (Cap 623 of the Laws of Hong Kong) to enforce or enjoy the benefit of any term of this letter.

(b)	Except paragraphs 2 (Conditions), 4 (Certain Funds) and 9 (Termination), the terms of this letter shall survive and continue after the Finance Documents are signed.

(c)	Without prejudice to paragraph 11 (b) above, paragraphs 5 (Fees, costs, expenses and payments) and paragraphs 7 (Indemnity) to 11(Miscellaneous) inclusive shall survive and continue after any termination of the obligations of the Lender under this letter.

(d)	Once accepted by the Borrower, this letter constitutes the entire agreement of the parties to this letter and supersedes all previous agreements in relation to the transaction described herein between the Borrower and the Lender. In the event of any inconsistency, the terms of this letter will prevail.

(e)	No party hereto may assign or otherwise transfer any of its rights or obligations under this letter without the prior consent of the other party.

(f)	This letter may not be amended except in writing signed by each of the parties to this letter.

(g)	This letter may be signed in any number of counterparts, and all those counterparts taken together shall be deemed to constitute one and the same letter.

12.	NOTICES

(a)	Any communication to be made under or in connection with this letter shall be made in writing and, unless otherwise stated, may be made by fax or letter.

(b)	Notices and communications to be given by the Lender to the Borrower shall be sent to:

Name: Beams Power Investment Limited

Address: Dongluyuan 103, Tongzhou District, Beijing, PRC

Attention: Ms. MENG Xiuqing

Fax: 86-10-89593706

Email: sherrymeng728@163.com

or such other address and/or details as may from to time notified by the Borrower to the Lender.

(c)	Notices and communications to be given by the Borrower to the Lender shall be sent to:

Name: Shanghai Pudong Development Bank Co., Ltd. Qingdao Branch

Address: No.188 Haier Road, Laoshan District, Qingdao, PRC

Attention: Mr. ZHENG Bian

Fax: 86-532-58626999

Email: bianz@spdb.com.cn

or such other address and/or details as may from to time notified by the Lender to the Borrower.

13.	ACCEPTANCE

If the Borrower agrees to the above, please acknowledge the Borrower's agreement and acceptance of the offer by signing and returning the enclosed copy of this letter.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

Very truly yours,

For and on behalf of SHANGHAI PUDONG DEVELOPMENT BANK CO., LTD. as Lender

By:	/s/ Ren Jun
Name: Ren Jun

Commitment Letter Signature Page

Accepted and agreed to as of

the date first above written:

Beams Power Investment Limited as Borrower
By: /s/ Xiuqing Meng
Name: Xiuqing Meng
Title: Director

Commitment Letter Signature Page

Acknowledged by:

FNOF Sharing Economy Limited
By: /s/ IP Kun Wan
Name: IP Kun Wan
Title: Director

Commitment Letter Signature Page

Annexure

Term Sheet

PROJECT BEAMS

TERM SHEET –FACILITY

PARTIES

Borrower:	Beams Power Investment Limited, a company incorporated in the British Virgin Islands, which is 100% owned by Ms. MENG (as defined below) (the “Borrower”).

Mergerco:	Beams Power Merger Sub Limited, a company incorporated in Delaware, the US, which is 100% owned by the Borrower (the “Mergerco”).

Target/Listco:	Synutra International, Inc., a company incorporated in Delaware, the US and listed on the NASDAQ Global Select Stock Market (the “Target” or “Listco”).

PRC Subsidiary:	Shenyuan Nutritional Food Co., Ltd. (圣元营养食品有限公司), a company incorporated in the PRC, which is 100% indirectly owned by the Target (the “PRC Subsidiary”).

Sponsors:

(a)       Ms. MENG Xiuqing (孟秀清), holder of Hong Kong ID card of R319134(5) ( “Ms. MENG”); and

(b)       Mr. ZHANG Liang (张亮), holder of PRC ID card of 110106196002130076 (“Mr. ZHANG”).

(collectively the “Sponsors” and each a “Sponsor”).

Guarantor:	Ms. MENG.

FNOF:	FNOF Sharing Economy Limited (“FNOF”), a company incorporated in the British Virgin Islands, which is 100% owned by Forebright New Opportunities Fund, L.P. (registered as an Exempted Limited Partnership in the Cayman Islands with certificate #IT-75090).

Obligors:

The Borrower, the Mergerco, the Listco, the PRC Subsidiary, each Sponsor and FNOF (collectively the “Obligors” and each an “Obligor” ).

The Borrower, the Mergerco, the Listco, the PRC Subsidiary and FNOF (collectively the “Corporate Obligors” and each a “Corporate Obligor”).

Lender:	Shanghai Pudong Development Bank Co., Ltd.(the “Lender”).

Group:	The Borrower and each of its subsidiaries from time to time (the “Group”).

Merger:	The merger of the Mergerco and the Target in accordance with an agreement and plan of merger (the “Merger Agreement”) among the Borrower, the Mergerco and the Target (the “Merger”), with the Target being the surviving entity resulting from such merger. The date on which the Merger shall be consummated in accordance with the Merger

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Agreement (the “Closing Date”).

FACILITY

Facility:	A term loan facility (the “Facility”; the loans thereunder, the “Loans”) available to be drawn in United States Dollars in an amount up to US$ 150 million.

Availability Period/ Drawdown Period:	The Facility to be available for multiple drawings from the date of signing (the “Signing Date”) of a facility agreement (incorporating guarantee of the Guarantor)(the “Facility Agreement” ) until the date that is twelve (12) months from the date of the Commitment Letter or such a later date agreed to by the Lender, subject to (a) satisfaction of the applicable conditions precedent described under the heading “Certain Funds” below and Annex I (Conditions Precedent) hereto and (b) delivery by the Borrower of a utilisation request for the Loans at least three (3) Business Days prior to the proposed drawdown date. Amounts borrowed under the Facility which are repaid or prepaid may not be reborrowed. The term "Business Day" means a day (other than a Saturday or Sunday) on which banks are open for general business in Beijing, the British Virgin Islands, Hong Kong, Delaware and New York.

Certain Funds:

During the period commencing on the Signing Date and ending on the last day of the Availability Period or the date on which the Merger is fully consummated (whichever is earlier):

(a)       in relation to a Loan under the Facility to be made during such period, the conditions precedent to the funding of such Loan shall be limited solely to the applicable conditions precedent set forth in Annex I (Conditions Precedent) and the following:

(i)       all of the Major Representations being true in all material respects;

(ii)       there being no Major Default that is continuing; and

(iii)       on 11 a.m. (Beijing time) on the proposed utilisation date, the Lender shall have received from the Borrower a certificate (in form and substance satisfactory to the Lender in all respects) confirming that:

(1)   one or more equity contributions or other funding of its own resource in an aggregate amount (together with the proceeds of the Loans to be made on the date of the first utilisation under the Facility) sufficient to pay the Merger Consideration (as defined below) due and payable to consummate the Merger in accordance with the terms of the Merger Agreement have been, or will on or prior to the date of the first utilisation be received by the Borrower;

(2)    the conditions precedent to the completion of the Merger under the Merger Agreement have been satisfied (or waived)(in particular, all required Form

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8-K filing and all 13E-3 and 14A filings with the United States Securities and Exchange Commission (the “SEC”) in connection with the Merger have been completed); and

(3)   there has been no amendment or waiver of any material term of the Merger Agreement in a manner or to an extent that would be materially adverse to the interests of the Lender under the Finance Documents, other than any such amendment or waiver made with the consent of the Lender, provided that (x) any reduction in the Merger Consideration shall not be deemed to be materially adverse to the Lender and (y) any amendment or waiver of the terms of the Merger Agreement that has the effect of increasing the Merger Consideration required to be paid thereunder on the Closing Date will not be deemed to be materially adverse to the Lender if such increase is funded with an increase in the aggregate amount of the equity contribution.

(b)     the Lender shall be restricted from:

(i)         cancelling any of its commitment for the Facility;

(ii)        refusing to make a Loan under the Facility; or

(iii)       rescinding, terminating or cancelling the Facility Agreement or otherwise exercising any other right or remedy, or making or enforcing any claim under the Finance Documents (as defined below), which would prevent or limit the making of a Loan under the Facility.

For the purposes of paragraph (a) above:

“Major Representations” mean the following representations described below under the heading “Representations” to be made by each Obligor (other than the Target and the PRC Subsidiary):

(a)    status;

(b)   binding obligations;

(c)   no conflict with other obligations;

(d)   power and authority;

(e)   validity and admissibility in evidence;

(f)    governing law and enforcement; and

(g)   (to be made by the Borrower and the Sponsors only) ownership of (i) the shares in the Borrower by Ms. MENG and (ii) the shares in the Target by the Borrower, and

“Major Default” means, with respect to each Obligor (other than the Target and the PRC Subsidiary), the following Events of Default:

(a)   non-payment;

(b)   breach of covenants or undertakings insofar as it relates to a breach of non-compliance of a Major Undertaking;

(c)   misrepresentation insofar as it relates to a Major Representation;

(d)   insolvency;

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(e)      unlawfulness and invalidity;

(f)       repudiation and rescission of agreements; and

(g)      cessation of business.

“Major Undertaking” means an undertaking or covenant described below under the heading “General undertakings” to be made by each Obligor (other than the Target and the PRC Subsidiary):

(a)      maintenance of authorizations;

(b)      compliance with laws (including sanctions, anti-money laundering and anti-bribery);

(c)      negative pledge;

(d)      restrictions on incurrence of financial indebtedness, making loans or granting guarantees of financial indebtedness;

(e)      no mergers (except the Merger); and

(f)       no change of business.

Purpose:

To:

(a)   finance up to US$135million of the aggregate consideration payable in cash under the Merger Agreement (the “Merger Consideration”); and

(b)   finance the payment of interest and fees accruing on the Loans, to the extent of the remaining utilisation proceeds after application under (a).

PRICING AND FEES

Interest Rate:	3 month LIBOR plus 2% (the “Margin”) per annum (the “Interest Rate”).

Default Interest:	2% per annum above the Interest Rate.

Interest Payment Date:

Interest shall be paid in arrears on the last day of each interest period of 3 months (each such payment date, an “Interest Payment Date”).

Interest shall be calculated on the basis of the actual number of days elapsed and a year of 360 days.

Pre-closing Arrangement Fee:	1.5% of the aggregate principal amount of the Facility payable in one lump sum to the Lender on the date of the first utilisation. Such fee is not refundable once paid.

Upfront Fee:	USD500,000 payable in one lump sum to the Lender on the date of the Commitment Letter. Such fee is not refundable once paid.

Post-closing Arrangement Fee:	2.4% per annum on the aggregate principal amount of the Facility payable quarterly (on each Interest Payment Date) to the Lender during the life of the Facility. Such fee is not refundable once paid.

REPAYMENTS AND PREPAYMENTS

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Repayment:	The Loans will be repaid in installments as follows:

No.	Repayment Date(s)(after the date of the first utilisation)	Instalment amount
1.	6 months	USD30,000,000
2.	3 years	USD40,000,000
3.	4 years	USD40,000,000
4.	5 years	USD40,000,000

Maturity Date:	Fifth anniversary of the date of the first utilisation.

Mandatory Prepayment:	The Loans shall be prepaid in the following circumstances:

(a) upon the occurrence of a Change of Control, in full; or

(b) in the case of illegality in respect of the Lender, to the extent of that illegality.

Change of Control:

Except with the prior written consent of the Lender, a “Change of Control” shall occur if:

(a)           Ms. MENG ceases to directly hold 100% of the voting shares of the Borrower, subject to an exception resulting from FNOF exercising its option to convert its convertible notes into the shares of the Borrower pursuant to the Note Purchase Agreement (as defined below);

(b)           the Borrower ceases to directly hold at least 63.5% of the voting shares in the Target (i.e. 36,000,000 shares), subject to an exception resulting from FNOF exercising its option to convert its exchangeable notes into the shares of the Target pursuant to the Note Purchase Agreement; or

(c)           the Target ceases to hold, directly or indirectly, 100% of the voting shares in the PRC Subsidiary.

Voluntary Prepayment:	The Loans may be prepaid at any time after the expiry of the Availability Period, in whole or in part, subject to a minimum principal amount of US$5million or a lager sum of multiple ofUS$1million, upon five (5) Business Days’ notice.

Prepayments generally:	Any prepayment must be made together with (i) accrued interest on the Loans being prepaid, and (ii) break costs actually incurred if such prepayment is made on a day other than the last day of the relevant interest period.

SECURITY

Security:	To the extent permitted by local law, the obligations of the Obligors under the Finance Documents shall be secured by the following security

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documents (collectively, the “Security Documents”):

(a) a first priority share charge over 100% of the shares in the Borrower (the “Borrower Share Charge”);

(b) a first priority pledge over 63.5% of the shares in the Listco (i.e. 36,000,000 shares)(the “Listco Share Pledge”);

(c) an escrow account agreement regarding the Borrower Escrow Account (as defined below) with the Lender (the “Borrower Escrow Account Agreement”);

(d)          an agreement among the Borrower, each Sponsor, FNOF and the Lender regarding the US$60million notes FNOF holds pursuant to the Note Purchase Agreement (as defined below), among other things (the “Multiple-party Agreement”); in particular, it shall provide that:

(i)            (aa)  the entire 100% shares in the Borrower held by Ms. MENG which have been charged to FNOF shall be charged to (x) the Lender as first priority charge and (y) FNOF as second priority charge; and

(bb)  the entire shares in the Listco held by the Borrower shall be charged to (x) the Lender as first priority charge and (y) FNOF as second priority charge;

(ii)           FNOF undertakes that it will not demand any of the Sponsors for payment per the security provided by such Sponsor to it before the satisfaction in full of the Loans and interest accrued thereon;

(iii)          if FNOF does not exercise its option to convert or exchange the notes it held pursuant to the Note Purchase Agreement (defined below) before such notes become mature, the maturity date of such notes shall automatically be postponed to a time after (x) the Loans and interest accrued thereon have been fully satisfied, or (y) FNOF has deposited the proceeds of the notes (i.e. US$60million) into an account opened by it with the Lender for the purpose of repaying the Loans for the benefit of the Borrower or as security deposit for repayment of the Loans;

(iv)          FNOF shall give written notice to the Lender before exercising its option to convert or exchange the notes. Prior to the full discharge and repayment of the Loans, if FNOF exercises its option to convert the notes, the shares in the Borrower so converted into shall be charged to the Lender; and if FNOF exercises its option to exchange the notes, the shares in the Listco so exchanged into shall be charged to the Lender;

(v)           FNOF undertakes that it shall release (x) the first priority charge over the shares in the Borrower held by

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Ms. MENG in favour of FNOF, and (y) the first priority charge over the shares in the Listco held by Ms. MENG in favour of FNOF before utilisation of the Facility in order for such subject shares to be charged to the Lender as first priority;

(e)           undertaking letters and/or acknowledgements from the following Obligors (collectively the “Undertaking Letters” and each a “Undertaking Letter” ) as follows:

(i)       Mr. ZHANG to acknowledge and agree that Ms. MENG acts as the guarantor for the Facility;

(ii)       after the Closing Date, the PRC Subsidiary to undertake that:

(a)       if the Borrower fails to repay the Loans by an amount of not less than US$30million within one (1) year after the date of the first utilisation, it shall deposit a RMB sum of not less than the equivalent of US$30 million into its account with the Lender as security for repayment of the Loans;

(b)       if the Borrower and/or Target fail to attract investors who shall bring in additional equity investments of not less than US$10million within two (2) years after the date of the first utilisation, it shall further deposit a RMB sum of not less than the equivalent of US$10milion into its account with the Lender as security for repayment of the Loans;

(c)       if the Borrower and/or the Target fail to attract investors who shall bring in additional equity investments of not less than US$10million between the 2nd year and the 3rd year after the date of the first utilisation, it shall further deposit a RMB sum of not less than the equivalent of US$10milion into its account with the Lender as security for repayment of the Loans; and

(d)       if the Borrower and/or the Target fail to attract investors who shall bring in additional equity investments of not less than US$10million between the 3rd year and the 4th year after the date of the first utilisation, it shall further deposit a RMB sum of not less than the equivalent of US$10milion into its account with the Lender as security for repayment of the Loans.

RMB equivalent of US$ referred to above shall be calculated at the exchange rate between RMB and US$ applicable on the date of making deposit as designated by the Lender.

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In the case of default by the PRC Subsidiary of any provisions described above, the Lender is entitled to accelerate the Loans;

(iii)          each of the Borrower and, after the Closing Date, the Target to undertake that, subject to such reasonable exceptions to be agreed by the Lender and applicable PRC laws and regulations:

(a)       each of its subsidiaries in the PRC shall make distribution of dividends to its immediate shareholders on a yearly basis in an amount of not less than 70% of profits available for distribution, except where the Borrower has deposited sufficient funds into its account with the Lender for repaying the Loans due and payable on the 3rd Business Day prior to the immediately forthcoming Repayment Date in that calendar year and for paying the interest due and payable on the 3rd Business Day prior to the immediately forthcoming Interest Payment Date in that calendar year;

(b)       any dividends that it receives shall be deposited into its account with the Lender solely for the purpose of repaying the Loans or being charged to the Lender;

(c)       cooperate with the Lender with respect to post-utilisation inspection and review by the Lender of the Group (including any subsidiaries outside of the PRC), including without limitation assisting in the conduct by the Lender of on-site inspections and furnishing to the Lender financial statements (including management accounts and operation reports)on a quarterly basis, subject to reasonable notice and at reasonable hours;

(iv)          each of the Sponsors and the Borrower to undertake that, subject to such reasonable exceptions to be agreed by the Lender:

(a)       without the prior written consent of the Lender, the Borrower will not dispose of its equity interest in any of its subsidiaries or any major assets of any such subsidiaries, or create any security over such equity interest or assets, or increase any financial indebtedness;

(b)       if there is a transfer of the equity interest in the Borrower or any of its subsidiaries or an offering of new equity interest to investors, all cash proceeds so received by such Sponsor or the

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             Borrower (net of all applicable expenses and taxes) shall be applied towards repaying the Loans or shall be charged to the Lender. For this purpose, it shall furnish to the Lender information regarding existing encumbrances over its equity interest in the Borrower or any of the Borrower's subsidiaries or over any major assets of such subsidiaries, the provision of guarantees and financial indebtedness and shall make sure that the core assets of the Group in the PRC are free and clear of mortgage, pledge and other encumbrance; and

(c)       after the consummation of the Merger and upon the completion of equity contribution by any private investor to the Borrower, the cash proceeds of such equity contribution so raised (net of all applicable expenses and taxes) shall be deposited into the Borrower Escrow Account (as defined below) and such sums shall be applied towards repaying the Loans.

ACCOUNTS

Control of Accounts:	The following accounts shall be established and operated as follows, subject to certain restrictions on withdrawals to be agreed in the Facility Agreement or the Borrower Escrow Account Agreement:

Loan Disbursement Account The proceeds of all utilisations under the Facility shall be disbursed into an account opened by the Borrower with the Lender (the “Loan Disbursement Account”).

Borrower Escrow Account

After the consummation of the Merger and upon the completion of equity contribution by any private investor to the Borrower, the cash proceeds of such equity contribution so raised (net of all applicable expenses and taxes) shall be deposited into an account opened by the Borrower with the Lender (the “Borrower Escrow Account”) and such sums shall be applied towards repaying the Loans (subject to a minimum threshold of USD1,000,000 which shall be aggregated with the previous sums not applied towards repayment).

Account Bank(s):	The Lender.

OTHER TERMS AND CONDITIONS

Representations ,Undertakings (including financial information undertakings) and Events of	Subject in each case to such exceptions, materiality qualifications, thresholds, grace periods and carve-outs as are customary for facilities of this nature, and such representations, undertakings and events of default in the Facility Agreement shall be as follows (for the avoidance

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Default:

of doubt, such representations, undertakings and events of default to be given from each Obligor, (x) as among the Obligors (other than FNOF), severally and jointly and (y) as among the Obligors (other than FNOF)   on the one part, and FNOF, on the other part, severally but not jointly):

(a)           Representations: Limited to (i) status, power and authority and binding obligations, (ii) non-conflict, (iii) validity and admissibility in evidence, (iv) governing law and enforcement, (v) deduction of tax, (vi) no filing or stamp taxes, (vii) no default, (viii) accuracy of information, (ix) financial statements, (x) pari passu ranking, (xi) no material litigation, (xii) title to assets subject to Security, (xiii) ranking of security, (xiv) compliance with laws (including sanctions, anti-money laundering and anti-bribery), (xv) environmental compliance and claims and (xvi) merger documents.

On or prior to the Closing Date, the representations shall be given by each Obligor other than the Target and the PRC Subsidiary (but the scope thereof may include the Target and the PRC Subsidiary). Thereafter, such representations shall be given by the Target and the PRC Subsidiary.

The representations in the Facility Agreement will be made on the Signing Date and each utilisation date.

(b)           Information undertakings: Limited to delivery of:

(i)            annual audited financial statements of the Borrower, (after the Closing Date) the Listco and the PRC Subsidiary within 120 days after the end of each financial year and semi-annual unaudited financial statements of each of them within 90 days after the end of the first half of each financial year;

(ii)           compliance certificates with each set of financial statements;

(iii)          notification of default and material litigation; and

(iv)          information relating to the Obligors or the assets being subject to security which the Lender may reasonably request.

On or prior to the Closing Date, the information undertakings shall be given by each Obligor (other than FNOF, the Target and the PRC Subsidiary); provided that such Obligor shall use commercially reasonable efforts to obtain information with respect to the Target and the PRC Subsidiary. Thereafter, such undertakings shall be given by the Target and the PRC Subsidiary.

(c)           General undertakings: Limited to (i) maintenance of authorisations, (ii) compliance with laws (including sanctions, anti-money laundering and anti-bribery), (iii) negative pledge, (iv) restrictions on disposals, (v) restrictions on incurrence

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                financial indebtedness, making loans or granting guarantees of financial indebtedness, (vi) restrictions on dividends and other distributions (except for the purpose of servicing the Loans), (vii) no mergers (except the Merger), (viii) no change of business, (ix) payment of taxes, (x) further assurance and (xi) operation of accounts.

On or prior to the Closing Date, the general undertakings shall be given by each Obligor (other than the Target and the PRC Subsidiary), but the scope thereof may include the Target and the PRC Subsidiary. Thereafter, such undertakings shall be given by the Target and the PRC Subsidiary.

(d)           Events of Default: Limited to (i) non-payment, (ii) breach of financial covenants or other obligations (including conditions subsequent), (iii) misrepresentation, (iv) cross default, (v) insolvency, insolvency proceedings and creditor process, (vi) cessation of business, (vii) unlawfulness or invalidity (including any security under the Finance Documents), repudiation, (viii) nationalization, (ix) litigation (only to the extent that it would have a Material Adverse Effect) and (x) occurrence of a Material Adverse Effect.

On or prior to the Closing Date, the Events of Default shall be given by each Obligor (other than the Target and the PRC Subsidiary), to the extent applicable. Thereafter, such Events of Default shall be given by the Target and the PRC Subsidiary.

A potential Event of Default or Event of Default will be continuing until it is remedied by the Obligors or waived by the Lender.

Material Adverse Effect:

On or prior to the Closing Date, an event or circumstance which has a material adverse effect on:

(a)           the consolidated business, assets or financial condition of the Obligors (other than FNOF, the Target and the PRC Subsidiary ) taken as a whole;

(b) the ability of the Obligors (other than FNOF, the Target and the PRC Subsidiary ) taken as a whole to perform its payment obligations under the Finance Documents; or

(c) subject to legal reservations and any perfection requirements, the validity or enforceability of the security granted pursuant to the Security Documents.

After the Closing Date, an event or circumstance which has a material adverse effect on:

(a)            the consolidated business, assets or financial condition of the Obligors (other than FNOF) taken as a whole;

(b) the ability of the Obligors (other than FNOF) taken as a whole to perform its payment obligations under the Finance

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Documents; or

(a) subject to legal reservations and any perfection requirements, the validity or enforceability of the security granted pursuant to the Security Documents.

Conditions precedent to the Utilisation:	Limited to the conditions set forth under the heading “Certain Funds” above and Annex I hereto.

Conditions subsequent to the Utilisation:

(a)           Promptly following the consummation of the Merger but no later than the date that is five (5) Business Days after the date of the first utilisation (or such longer period agreed to by the Lender), the Borrower shall enter into a supplemental to the Listco Share Pledge or a fresh share pledge whereby the entire 100% of the shares in the Target shall be pledged to the Lender.

(b)           Promptly following the consummation of the Merger, the Borrower shall provide a Delaware Certificate of Merger in connection with the Merger (certified to be true and correct by the Secretary of State of the State of Delaware).

(c)            If FNOF exercises its rights under a note purchase agreement dated 2 March 2016 among FNOF, the Borrower and the Sponsors (the “Note Purchase Agreement”) to convert or exchange the notes it holds into the shares of the Borrower or into the shares of the Target, such shares shall be pledged or charged to the Lender immediately following the consummation of the conversion and/or exchange.

(d)           Promptly following the consummation of the Merger but no later than the date that is five (5) Business Days after the date of the first utilisation (or such longer period agreed to by the Lender), the Borrower shall provide evidence that the following actions shall have been completed:

(1)           registration particulars of the Listco Share Pledge with the Registrar of Corporate Affairs in the British Virgin Islands and payment of associated fees; and

(2)           filing of all UCC-1 financing statements naming the Lender as secured party, containing a description covering all of the Lender’s rights, titles and interests pursuant to the Listco Share Pledge and payment of associated fees.

(e)           Promptly following the consummation of the Merger but no later than the date that is five (5) Business Days after the date of the first utilisation (or such longer period agreed to by the Lender), the Borrower shall provide the following documents:

(1)           a copy of the constitutional documents of each of the Target and the PRC Subsidiary.

(2)           a copy of a resolution of the board of directors (or applicable equivalent and if applicable, resolution of

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the shareholder(s)) of each of the Target and the PRC Subsidiary:

(i)            approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(ii)           authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(iii)         authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

(3)         a copy of specimen signatures of persons duly authorised to sign the Finance Documents on behalf of each of the Target and the PRC Subsidiary (in each case to the extent that such person will execute the Finance Document).

(4)         a certificate from each of the Target and the PRC Subsidiary:

(i)            attaching the items in paragraphs (1) to (3) above;

(ii)          confirming that guaranteeing or securing (as appropriate) the Facility would not cause any borrowing, guarantee, security or similar limit binding on it to be exceeded (in each case subject to any limitations set out in the Finance Documents); and

(iii)         certifying that each copy document delivered by it and listed in this paragraph (e) is correct, complete and in full force and effect.

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Assignments and Transfers:

On or prior to the Closing Date, the Lender may not assign any of its rights or transfer by novation any of its rights and obligations to any person.

After the Closing Date, the Lender may assign any of its rights or transfer by novation any of its rights and obligations to any other bank or financial institutions or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets. No consent of the Borrower will be required for any assignment or transfer by the Lender.

The Borrower may not assign or transfer any of its rights and obligations.

Amendments, waivers and voting:	Amendments, consents and waivers of the Finance Documents will require the consent of the Borrower and the Lender.

Documentation:	The Facility Agreement and the other definitive documentation for the Facility (collectively, the “Finance Documents”) will set out terms contained in, and consistent with, the Term Sheet, and should be substantially consistent with transaction documents for a comparable financing of a going private transaction involving a company publicly listed in the US, which shall be in form and substance satisfactory to the Lender.

Miscellaneous:

The Facility Agreement to contain customary provisions relating to set-off, tax gross up, indemnities, illegality, market disruption, increased costs, payment mechanics and mitigation.

Gross up, indemnity or increased cost payments or representations or undertakings from the Obligors (in respect of the Target and the PRC Subsidiary, applicable to them only after the Closing Date) in respect of FATCA.

Costs and Expenses:	All reasonable legal fees and disbursements of legal counsel to the Lender in connection with the negotiation, preparation and execution of the Finance Documents are to be for the account of the Borrower.

Counsel to the Borrower:	Davis Polk & Wardwell

Counsel to the Lender:	Mayer Brown JSM

Confidentiality and publicity:	This term sheet is confidential and neither party may disclose any part of it to any person (other than to each other, the Target, the Borrower and their respective employees, officers, directors, agents and professional advisers who are directly involved in the Facility and/or the Merger on a need-to-know basis and a confidential basis or as required by law, regulation, governmental or regulatory authority, and applicable stock exchange or in connection with any legal, regulatory, administrative or arbitration proceedings or investigation). No public announcements shall be made without the prior written consent of the other party.

Governing law and	Hong Kong law and non-exclusive jurisdiction of Hong Kong courts

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jurisdiction:	(except for certain local security documents). All Finance Documents shall be prepared in English.

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Annex I

Conditions Precedent

1.	Formalities Certificates, Constitutional Documents, Corporate Authorisations

(a)	A copy of the constitutional documents of each Corporate Obligor (other than the Target and the PRC Subsidiary).

(b)	A copy of a resolution of the board of directors (or applicable equivalent and if applicable, resolution of the shareholder(s)) of each Corporate Obligor (other than the Target and the PRC Subsidiary) :

(i)	approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute the Finance Documents to which it is a party;

(ii)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf; and

(iii)	authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices (including, in relation to the Borrower, any utilisation request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party.

(c)	A copy of specimen signatures of persons duly authorised to sign the Finance Documents on behalf of each Corporate Obligor (other than the Target and the PRC Subsidiary) (in each case to the extent that such person will execute the Finance Document).

(d)	A certificate from each Corporate Obligor (other than the Target and the PRC Subsidiary):

(i)	attaching the items in paragraphs (a) to (c) above;

(ii)	confirming that borrowing, guaranteeing or securing (as appropriate) the Facility would not cause any borrowing, guarantee, security or similar limit binding on it to be exceeded (in each case subject to any limitations set out in the Finance Documents); and

(iii)	certifying that each copy document delivered by it and listed in this paragraph 1 is correct, complete and in full force and effect.

(e)	A copy of the ID documents of each Sponsor (each as certified by him/her to be correct, complete and in full force and effect) together with his/her specimen signatures.

2.	Finance Documents

Each of the following documents duly executed and delivered by each applicable Obligors:

(a)	the Facility Agreement; and

(b)	each of the following Security Documents:

(i)            the Borrower Share Charge;

(ii)           the Listco Share Pledge;

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(iii)          the Borrower Escrow Account Agreement;

(iv)          the Multiple-party Agreement; and

(v)	the Undertaking Letters signed by each of the Sponsors and the Borrower respectively.

3.	Legal Opinions

(a)	A legal opinion of Mayer Brown JSM, counsel to the Lender as to Hong Kong law, in relation to the Finance Documents governed by Hong Kong law.

(b)	A legal opinion of Mayer Brown LLP, counsel to the Lender as to New York, Delaware, DC and US federal law, in relation to the enforceability and DC perfection of the Listco Share Pledge.

(c)	A legal opinion of Davis Polk & Wardwell, counsel to the Borrower as to New York, Delaware and US federal law, in relation to the due incorporation and due authorization of the Corporate Obligors incorporated in the US.

(d)	A legal opinion of Conyers Dill & Pearman, counsel to the Lender as to the laws of the British Virgin Islands, in relation to the Corporate Obligors incorporated in the British Virgin Islands.

(e)	Such other applicable legal opinions as reasonably required by the Lender (other than, for the avoidance of doubt, any legal opinion of Davis Polk & Wardwell, counsel to the Borrower as to New York and US federal law, in relation to the enforceability, creation of security interest and perfection thereof, of the Finance Documents).

4.	Merger Related Documents

A copy of executed Merger Agreement.

5.	Security Perfection Requirements

Evidence that all shares pledged to the Lender pursuant to the Listco Share Pledge, together with stock power executed in blank, have been delivered to the Lender.

6.	Other Documents and Evidence

(a)	Evidence of establishment of applicable accounts.

(b)	A certified copy of the corporate structure chart of the Group.

(c)	Evidence that all fees and expenses of the Lender due and payable on or prior to the date of the first utilisation shall be paid on the date of the first utilisation.

(d)	Information requested by the Lender to comply with its “know your customer ” or other similar client identification requirements.

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